SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

200 Clarendon Street

48th Floor

Boston, MA 02116

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102	13D/A	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 37951D102	13D/A	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 37951D102	13D/A	Page 4 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37951D102	13D/A	Page 5 of 7 Pages

Introduction

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Statement on Schedule 13D filed on February 8, 2013 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 24, 2013 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on December 24, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on May 22, 2014 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on November 15, 2016 (“Amendment No. 4”), and Amendment No. 5 to Schedule 13D filed on January 5, 2017 (“Amendment No. 5”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”), and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group II”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group II, the “Reporting Persons”), and relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Stock Purchase Agreement

On June 4, 2019, PAR Investment Partners entered into stock purchase agreements (the “Stock Purchase Agreements”) with various purchasers (each a “Purchaser” and together, the “Purchasers”) pursuant to which the Purchasers agreed to buy and PAR Investment Partners agreed to sell an aggregate of 28,981,072 shares of the Issuer’s Common Stock at a price per share of $0.25 in privately negotiated sales transactions. The Stock Purchase Agreements contain customary representations, warranties and covenants of the parties. The transactions contemplated by the Stock Purchase Agreements are expected to be consummated on June 6, 2019 through customary T+2 settlement.

The foregoing description of the Stock Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the text of the form of Stock Purchase Agreement, which is included as Exhibit 1.1 to this Amendment No. 6 and is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of June 6, 2019, none of PAR Investment Partners, PAR Group II or PAR Capital Management holds any shares of the Issuer’s Common Stock.

(c) The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

(d) Not applicable.

(e) On June 4, 2019, PAR Investment Partners ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

CUSIP No. 37951D102	13D/A	Page 6 of 7 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.1	Form of Stock Purchase Agreement, dated June 4, 2019 between the Purchaser and PAR Investment Partners, L.P.

CUSIP No. 37951D102	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2019

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel